As filed with the Securities and Exchange Commission on June 20, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities

Exchange Act of 1934

(Amendment No. 28)

Schering Aktiengesellschaft

(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares,

no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*                                         Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share (“Shares”), of Schering Aktiengesellschaft (“Schering”) (including those Shares represented by American Depositary Shares (“ADSs”)), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☒                                    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:	Dritte BV GmbH Bayer Aktiengesellschaft
Date Filed:	April 13, 2006

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 28 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Bayer AG”), and Bayer AG, relating to a tender offer by the Bidder to purchase all of the issued and outstanding bearer shares, with no par value (the “Shares”), including those Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Schering”), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published on April 13, 2006 (the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.             Section 8.5 of the Offer Document, entitled “The Bidder/Bayer AG-Acquisitions by the Bidder and Persons Acting in Concert with It”, is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 32 of the Offer Document:

“From 15:00 hours Frankfurt Local Time/9:00 a.m. New York Local Time on June 19, 2006 to 15:00 hours Frankfurt Local Time/9:00 a.m. New York Local Time on June 20, 2006, the Bidder directly acquired outside of the Offer an additional 97,287 Schering Shares at a price of EUR 89.00 per share in cash. As a result, as of June 20, 2006, 15:00 hours Frankfurt Local Time/9:00 a.m. New York Local Time, the Bidder held 80,671,174 Schering Shares, or 41.58% of the nominal capital and voting rights of Schering AG.

On June 20, 2006, the Bidder and Bayer AG announced that the Minimum Acceptance Threshold has been achieved.  All remaining conditions to the Offer have been satisfied.  The Bidder and Bayer AG will publish the final results of the Offer in the Börsen-Zeitung on June 22, 2006, and the Additional Acceptance Period shall commence on June 23, 2006 and expire on July 6, 2006 at 24:00 hours Frankfurt Local Time/6:00 p.m. New York Local Time.  Taking into account the Schering Shares being acquired pursuant to the Offer and otherwise in open market and private purchases, the Bidder will have ownership of at least 168,017,923 Schering Shares (86.61% of the nominal capital and voting rights of Schering AG) after consummation of the Offer. This represents approximately 88% of the number of Schering Shares issued and outstanding less treasury shares but plus certain shares to be issued pursuant to options”

Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibits thereto, which exhibits are filed as part of this Amendment:

(a)(5)(WW)	Press Release issued on June 20, 2006 at approximately 2:30 p.m. New York time

(a)(5)(XX)	Press Release issued on June 20, 2006 at approximately 2:30 p.m. New York time

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2006

Bayer Aktiengesellschaft

By:	/s/ Dr. Roland Hartwig
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Alexander Rosar
Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Dritte BV GmbH

By:	/s/ Dr. Armin Buchmeier
Name: Dr. Armin Buchmeier
Title: Managing Director

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